

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 1, 2011

By U.S. Mail and facsimile to (214) 859 -9309

Ms. Stacy M. Hodges, Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, TX   75270

> **Re: SWS Group, Inc.**
> **File No. 000-19483**
> **Form 10-K for the year ended June 25, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**

Dear Ms. Hodges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 25, 2010

Note 10. Investments, page F-19

1. Given the apparent significance of your net gain on your equity method investment compared to your pretax loss for 2010, please tell us how you considered Rule 3-09 of Regulation S-X as it relates to the requirements for separate financial statements of equity method investees. If you account for this equity method investment using fair value under ASC 825, tell us how you

considered Rule 3-09 and 4-08(g) of Regulation S-X for determining whether the disclosure required by ASC 323-10-50-3c should be provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief